Filed by Tyco International Ltd. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Brink’s Home Security Holdings, Inc.

Commission File No.: 1-34088

Below is a letter from Steve Gribbon and JD Keller, Group Vice President, Residential & Small Business, and Vice President, Authorized Dealer Programs, respectively, for ADT North America, a division of the ADT Worldwide business of Tyco International Ltd. (“Tyco”), to authorized dealers of Brink’s Home Security Holdings, Inc. (“BHS”), which operates as Broadview Security.  Statements in this communication that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as:

•                  Tyco’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•                  Tyco’s ability to promptly and effectively integrate the businesses of Tyco and BHS;

•                  the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals;

•                  the diversion of management time on transaction-related issues;

•                  challenges to Tyco’s business model;

•                  intense competition in all of Tyco’s markets;

•                  Tyco’s continued ability to protect its intellectual property rights;

•                  claims that Tyco has infringed the intellectual property rights of others;

•                  significant business investments that may not produce offsetting increases in revenue;

•                  changes in general economic conditions that affect demand for Tyco’s products and services;

•                  adverse results in legal disputes;

•                  unanticipated tax liabilities;

•                  Tyco’s consumer hardware products may experience quality or supply problems;

•                  impairment of goodwill or amortizable intangible assets causing a charge to earnings;

•                  exposure to increased economic and regulatory uncertainties from operating a global business;

•                  acquisitions and joint ventures that adversely affect the business; and

•                  Tyco’s ability to implement operating cost structures that align with revenue growth.

For further information regarding risks and uncertainties associated with Tyco’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Tyco’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Tyco’s corporate office at +41 52 633 02 44 or at Tyco’s Investor Relations website at http://investors.tyco.com/.

All information in this communication is as of March 22, 2010.  Tyco undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

March 22, 2010

Dear Broadview Security Authorized Dealers,

Earlier this year, ADT’s parent company, Tyco International Ltd., announced its plan to acquire Brink’s Home Security Holdings, Inc., which operates as Broadview Security. The proposed acquisition recently cleared an anti-trust waiting period and is currently pending Brink’s Home Security Holdings shareholder approval.  Until closing, ADT and Broadview remain competitors in the marketplace, as do ADT and Broadview dealers.

As we have stated before, ADT has a long history of operating a dealer program along with its direct sales channel, and will continue using this dual go-to-market strategy.

After the completion of this acquisition, it is our intention to combine the ADT and Broadview dealer programs into one integrated program. We look forward to welcoming Broadview dealers to the ADT program.

The dealer network is an important channel used by both ADT and Broadview in generating new accounts. Adding Broadview dealers to our portfolio means that ADT will be a strong partner for you and our combined five million customers across North America.

When the transaction closes, representatives from the ADT Dealer organization will reach out to you to discuss next steps.  In the meantime, please continue to contact your Broadview dealer organization with any questions.

Steve Gribbon	JD Keller
Group Vice President,	Vice President,
Residential & Small Business	Authorized Dealer Programs
ADT North America	ADT North America

Important Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction involving Tyco and Brink’s Home Security Holdings (operating as Broadview) will be submitted to the shareholders of Brink’s Home Security Holdings for their consideration. In connection with the proposed merger, Tyco will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Brink’s Home Security Holdings that also constitutes a prospectus of Tyco. The definitive proxy statement/prospectus will be mailed to shareholders of Brink’s Home Security Holdings. INVESTORS AND SECURITY HOLDERS OF BRINK’S HOME SECURITY HOLDINGS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Tyco and Brink’s

Home Security Holdings through the Web site maintained by the SEC at www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Investor Relations Department, Tyco International Management Company, 9 Roszel Road, Princeton, New Jersey 08540, or at Tyco’s Web site at http://investors.tyco.com/, under the heading “Investor Relations” and then under the heading “SEC Filings”.

Tyco, Brink’s Home Security Holdings and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Tyco’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended September 25, 2009, filed with the SEC on November 17, 2009, and its proxy statement for its 2010 annual meeting of shareholders, filed with the SEC on January 15, 2010. Information regarding Brink’s Home Security Holdings’ directors and executive officers is set forth in Brink’s Home Security Holdings’ proxy statement for its 2009 annual meeting, filed with the SEC on April 7, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.